Exhibit I
Description
Communication issued to NYSE dated 20th April 2006 intimating about the Book Closure of the Bank for the purpose of Annual General Meeting and for facilitating payment of dividend, as recommended by the Board of Directors of the Bank.
20th April, 2006
New York Stock Exchange
New York
USA
Dear Sir,
Re: Book Closure
We wish to inform you that the Register of Members and the Share Transfer Books of the Bank will remain closed from Saturday, 13th May 2006 to Tuesday, 30th May 2006 (both days inclusive) for the purpose of the Annual General Meeting of the Bank and for facilitating payment of dividend.
This is for your information and records.
Thanking you,
For HDFC Bank Limited
Sanjay Dongre
Vice President (Legal) &
Company Secretary